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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Great Western Land and Recreation, Inc.

(Name of Issuer)

Shares of Common Stock

(Title of Class of Securities)

39142A 10 4

(CUSIP Number)

Sara R. Ziskin, Esq.
5353 North 16th Street
Suite 320
Phoenix, Arizona 85016
(602) 252-1101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39142A 10 4

1.	Name of Reporting Person: Amortibanc Investments, LC		I.R.S. Identification Nos. of above persons (entities only): 48-1163421

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 27,029,095

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 27,029,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,029,095

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.5%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 39142A 10 4

1.	Name of Reporting Person: Jean K. Garvey Revocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 27,029,095

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 27,029,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,029,095

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.5%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 39142A 10 4

1.	Name of Reporting Person: Willard W. Garvey Trust Number Thirteen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 27,029,095

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 27,029,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,029,095

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.5%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 39142A 10 4

1.	Name of Reporting Person: Jean K. Garvey, Trustee of the Jean K. Garvey Revocable Trust and the Willard W. Garvey Trust Number Thirteen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 27,029,095

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 27,029,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,029,095

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.5%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This report relates to the common stock of Great Western Land and Recreation, Inc., a Nevada corporation (“GWLAR”). GWLAR is the surviving corporation of a merger between 1st Realty Investments, Inc., a Nevada corporation, and Great Western Land and Recreation, Inc., a Delaware corporation (the “Merger”). The surviving entity changed its name to Great Western Land and Recreation, Inc. immediately upon consummation of the merger.

Item 2. Identity and Background

Amortibanc Investments, LC together with its members, the Jean K. Garvey Revocable Trust, the Willard W. Garvey Trust Number Thirteen (the “Trusts”) and Jean K. Garvey, the Trustee of the Trusts are filing this Schedule with respect to 27,029,095 shares of common stock of Great Western Land and Recreation, Inc., a Nevada company. The shares are owned by Amortibanc Investments, LC., and includes 18,904,649 shares of common stock and $719,000 of preferred stock, which is assumed to be converted into 8,124,446 shares of common stock.

1.	(a)	Amortibanc Investments, LC
	(b)	Organized in the State of Kansas
	(c)	7309 E. 21st Street, Suite 120, Wichita, Kansas 67206
	(d)	Amortibanc Investments, LC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	Amortibanc Investments, LC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in the company being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
2.	(a)	Jean K. Garvey Revocable Trust
	(b)	Organized in the State of Kansas
	(c)	7309 E. 21st Street, Suite 120, Wichita, Kansas 67206
	(d)	The Jean K. Garvey Revocable Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	The Jean K. Garvey Revocable Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in the trust being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
3.	(a)	Willard W. Garvey Trust Number Thirteen
	(b)	Organized in the State of Kansas
	(c)	7309 E. 21st Street, Suite 120, Wichita, Kansas 67206
	(d)	The Willard W. Garvey Trust Number Thirteen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	The Willard W. Garvey Trust Number Thirteen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in the trust being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
4.	(a)	Jean K. Garvey
	(b)	7309 E. 21st Street, Suite 120, Wichita, Kansas 67206.

(c)	Ms. Garvey’s principal employment is service as the Trustee of the Trusts.
(d)	Ms. Garvey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Ms. Garvey has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in Ms. Garvey being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Ms. Garvey is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported on this Schedule represent shares that were issued to Amortibanc Investments, LC in the Merger in exchange for the shares of common stock and of preferred stock of Great Western Land and Recreation, Inc., a Delaware corporation, held by Amortibanc Investments, LC prior to the Merger.

Item 4. Purpose of Transaction

Amortibanc Investments, LC acquired the GWLAR shares reported on this Schedule in connection with the Merger. The Merger was fully described in an Information Statement prepared by 1st Realty Investments, Inc., a Nevada corporation and the survivor of the merger. This Information Statement was mailed to the shareholders of 1st Realty Investments, Inc. This Information Statement also set forth the members of the company’s board of directors and business plan subsequent to the Merger.

Amortibanc Investments, LC holds its GWLAR shares for investment purposes. In the future, Amortibanc Investments, LC may engage in, without limitation, plans or proposals for the acquisition of additional GWLAR shares, disposition of GWLAR shares and other actions similar to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number of shares beneficially owned:	27,029,095

	Percentage of shares:	93.5%

(b)	Number of shares subject to sole voting power:	-0-

	Number of shares subject to shared voting power	27,029,095

	Number of shares subject to sole dispositive power:	-0-

	Number of shares subject to shared dispositive power:	27,029,095

(c)	Amortibanc Investments, LC received the shares reported on this Schedule as a result of the Merger. The Merger was consummated on February 20, 2003.

(d)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the reporting parties is aware of any contracts, arrangements, understandings or relationships (legal or otherwise) between any such party and any person with respect to any securities of GWLAR, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement

A copy of the Merger Agreement was filed with the SEC by 1st Realty Investments, Inc. as an Exhibit to its Information Statement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2003	AMORTIBANC INVESTMENTS, LC, a Kansas limited corporation

By: /s/ Jean K. Garvey

Name: Jean K. Garvey, Trustee of Jean K. Garvey Revocable Trust and Willard W. Garvey Trust Number Thirteen
Title: Managing Member

JEAN K. GARVEY REVOCABLE TRUST, a Kansas Trust

By: /s/ Jean K. Garvey

Name: Jean K. Garvey
Title: Trustee

WILLARD W. GARVEY TRUST NUMBER THIRTEEN, a Kansas Trust

By: /s/ Jean K. Garvey

Name: Jean K. Garvey
Title: Trustee

By: /s/ Jean K. Garvey

Jean K. Garvey

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

GREAT WESTERN LAND AND RECREATION, INC. – SCHEDULE 13D

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13D, dated February 28, 2003, with respect to the shares of Great Western Land and Recreation, Inc., is, and any amendments to such Schedule 13D signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February, 28, 2003	AMORTIBANC INVESTMENTS, LC, a Kansas limited corporation

By: /s/ Jean K. Garvey

Name: Jean K. Garvey, Trustee of Jean K. Garvey Revocable Trust and Willard W. Garvey Trust Number Thirteen
Title: Managing Member

JEAN K. GARVEY REVOCABLE TRUST, a Kansas Trust

By: /s/ Jean K. Garvey

Name: Jean K. Garvey
Title: Trustee

WILLARD W. GARVEY TRUST NUMBER THIRTEEN, a Kansas Trust

By: /s/ Jean K. Garvey

Name: Jean K. Garvey
Title: Trustee

By: /s/ Jean K. Garvey

Jean K. Garvey